UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: AUGUST 3, 2007
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated August 3, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  August 3, 2007

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. APPOINTS ROBERT P. CURT TO BOARD OF DIRECTORS

Athens, Greece — August 3, 2007 — Capital Product Partners L.P. (Nasdaq: CPLP) today announced that its Board of Directors has appointed Robert P. Curt to serve as a Director on the Partnership’s Board.  He will be an independent Board member and will serve on the Board’s Audit and Conflicts committees.

Mr. Curt, 56, joined the Partnership’s board on July 24th, 2007. He has been a career executive for more than 30 years with Exxon Mobil, and he was named General Manager of Exxon Mobil’s Marine Transportation department following the merger of Exxon and Mobil in 1999.  In 2003, he was seconded to Qatargas to lead its LNG vessel acquisition  program and subsequently was appointed Managing Director of Qatar Gas Transport Company, the world’s largest owner of LNG vessels.  In 2006, he returned to the U.S., where he served as Vice President in Exxon Mobil’s SeaRiver subsidiary.  Mr. Curt received his B.S. degree in Marine Engineering from the U.S. Merchant Marine Academy, Kings Point, and holds an MBA in Finance from Iona College.

Evangelos M. Marinakis, Chairman of the Board of Capital Product Partners, said, “We are very pleased to welcome Bob Curt to the Partnership’s Board of Directors.  Given the breadth of his experience in the marine shipping arena, I am confident that Bob will provide valuable perspective as we pursue our growth strategies in the years ahead.”

Mr. Curt’s appointment brings the number of directors on the Board to seven, and the number of independent directors to three.  The other independent directors are Keith Forman and Abel Rasterhoff, both of whom joined the Board immediately following the Partnership’s initial public offering earlier this year.  Mr. Forman, a former El Paso Corp. executive, is a member of the board of directors of Kayne Anderson Energy Management, an investment company investing primarily in energy companies, and he is the Chairman of the CPLP Conflicts Committee.  Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities in the Shell group of companies until his retirement in 1997.  From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., and from 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. Mr. Rasterhoff is the Chairman of the Audit Committee.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of medium-range product tankers.  Following the delivery of the M/T Akeraios on July 13, 2007, Capital Product Partners L.P. now owns 10 MR Ice Class 1A product tankers and has an agreement to purchase five additional product tankers from Capital Maritime & Trading Corp. All 15 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley, and Overseas Shipholding Group Inc.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Capital Product Partners L.P. expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common units.

Contacts:
Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com

Tom Pratt
RF|Binder Partners Inc.
+1 (212) 994-7563
Tom.pratt@rfbinder.com

CPLP-F